# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: THOMSON REUTERS CORP /CAN/, CIK 0001075124
CUSIP: 884903709
Title of class of securities: Common Shares of Thomson Reuters Corporation
Address of issuer's principal executive offices: 19 Duncan Street, Toronto, Ontario Canada (A6), M5H 3H1
Date of event which requires filing of this statement: 11/06/2025
Amends the filing with accession number 0000950170-25-054942
Filed by CIK 0001397960
Persons authorized to receive notices and communications: David Colman, 65 Queen Street West, Suite 2400,, Toronto, Ontario Canada (A6), M5H 2M8, (416)-364-8700

## Reporting persons
- THOMSON INVESTMENTS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 313,595,574; sole dispositive power 0; shared dispositive power 313,595,574; aggregate amount beneficially owned 313,595,574 (70.5% of the class)
  Comment: In reference to rows 8 and 10 above, includes 300,638,534 common shares of Thomson Reuters Corporation ("Common Shares") beneficially owned by The Woodbridge Company Limited and subsidiaries and 12,957,040 Common Shares beneficially owned by the family of the late Roy H. Thomson, the first Lord Thomson of Fleet through various affiliated corporations.
  
  In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- Woodbridge CO LTD (CIK 0001397960): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 300,638,534; sole dispositive power 0; shared dispositive power 300,638,534; aggregate amount beneficially owned 300,638,534 (67.58% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1908720 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 188,772,148; sole dispositive power 0; shared dispositive power 188,772,148; aggregate amount beneficially owned 188,772,148 (42.4% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1000706525 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 98,348,839; sole dispositive power 0; shared dispositive power 98,348,839; aggregate amount beneficially owned 98,348,839 (22.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1396164 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 13,008,524; sole dispositive power 0; shared dispositive power 13,008,524; aggregate amount beneficially owned 13,008,524 (2.9% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1925124 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 506,720; sole dispositive power 0; shared dispositive power 506,720; aggregate amount beneficially owned 506,720 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- Woodbridge Investments Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 2,303; sole dispositive power 0; shared dispositive power 2,303; aggregate amount beneficially owned 2,303 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- KRT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 87,754; sole dispositive power 0; shared dispositive power 87,754; aggregate amount beneficially owned 87,754 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- DKRT FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 81,860; sole dispositive power 0; shared dispositive power 81,860; aggregate amount beneficially owned 81,860 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- DKRT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 327,761; sole dispositive power 0; shared dispositive power 327,761; aggregate amount beneficially owned 327,761 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1000920847 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- MB FINANCE CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,596; sole dispositive power 0; shared dispositive power 1,596; aggregate amount beneficially owned 1,596 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- TLT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 530,176; sole dispositive power 0; shared dispositive power 530,176; aggregate amount beneficially owned 530,176 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- TLT ISSUE HOLDCO A CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 195,900; sole dispositive power 0; shared dispositive power 195,900; aggregate amount beneficially owned 195,900 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- TLT ISSUE HOLDCO B CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 759,751; sole dispositive power 0; shared dispositive power 759,751; aggregate amount beneficially owned 759,751 (0.2% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1761173 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,422,190; sole dispositive power 0; shared dispositive power 1,422,190; aggregate amount beneficially owned 1,422,190 (0.3% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 2677295 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 697,006; sole dispositive power 0; shared dispositive power 697,006; aggregate amount beneficially owned 697,006 (0.2% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1000919995 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1754693 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 437,878; sole dispositive power 0; shared dispositive power 437,878; aggregate amount beneficially owned 437,878 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- PJT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 270,297; sole dispositive power 0; shared dispositive power 270,297; aggregate amount beneficially owned 270,297 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1000920848 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- PGF INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 20,358; sole dispositive power 0; shared dispositive power 20,358; aggregate amount beneficially owned 20,358 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- PGF FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 19,984; sole dispositive power 0; shared dispositive power 19,984; aggregate amount beneficially owned 19,984 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- LCC INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 2,287,650; sole dispositive power 0; shared dispositive power 2,287,650; aggregate amount beneficially owned 2,287,650 (0.5% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1000078931 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 357,105; sole dispositive power 0; shared dispositive power 357,105; aggregate amount beneficially owned 357,105 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1000421133 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 67,423; sole dispositive power 0; shared dispositive power 67,423; aggregate amount beneficially owned 67,423 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- LLD INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 106,639; sole dispositive power 0; shared dispositive power 106,639; aggregate amount beneficially owned 106,639 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 2806335 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 64,585; sole dispositive power 0; shared dispositive power 64,585; aggregate amount beneficially owned 64,585 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- JRD INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 528,845; sole dispositive power 0; shared dispositive power 528,845; aggregate amount beneficially owned 528,845 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 2754783 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,988; sole dispositive power 0; shared dispositive power 6,988; aggregate amount beneficially owned 6,988 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- GED INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 624,184; sole dispositive power 0; shared dispositive power 624,184; aggregate amount beneficially owned 624,184 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- SEG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,126,634; sole dispositive power 0; shared dispositive power 1,126,634; aggregate amount beneficially owned 1,126,634 (0.3% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 1000031857 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 444,575; sole dispositive power 0; shared dispositive power 444,575; aggregate amount beneficially owned 444,575 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- SEG FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 66,546; sole dispositive power 0; shared dispositive power 66,546; aggregate amount beneficially owned 66,546 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- TCM INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 268,255; sole dispositive power 0; shared dispositive power 268,255; aggregate amount beneficially owned 268,255 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- DYM INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 279,129; sole dispositive power 0; shared dispositive power 279,129; aggregate amount beneficially owned 279,129 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- BG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 571,530; sole dispositive power 0; shared dispositive power 571,530; aggregate amount beneficially owned 571,530 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- ACG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 233,236; sole dispositive power 0; shared dispositive power 233,236; aggregate amount beneficially owned 233,236 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 2775329 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 4,145; sole dispositive power 0; shared dispositive power 4,145; aggregate amount beneficially owned 4,145 (0% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.
- 2808194 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 287,060; sole dispositive power 0; shared dispositive power 287,060; aggregate amount beneficially owned 287,060 (0.1% of the class)
  Comment: In reference to row 13 above, based on 444,842,487 Common Shares outstanding as of October 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Thomson Reuters Corporation
Name of issuer: THOMSON REUTERS CORP /CAN/
Address of issuer's principal executive offices: 19 Duncan Street, Toronto, Ontario Canada (A6), M5H 3H1
Comment:
Explanatory Note: The common shares (the "Common Shares") of Thomson Reuters Corporation ("Thomson Reuters") that are the subject matter of this Amendment 23 to Schedule 13D are beneficially owned by Thomson Investments Limited, The Woodbridge Company Limited ("Woodbridge"), 1908720 Ontario Limited, 1000706525 Ontario Limited, 1396164 Ontario Limited, 1925124 Ontario Limited, Woodbridge Investments Corporation, KRT Investments Corp., DKRT Family Corp., DKRT Investments Corp., 1000920847 Ontario Limited, MB Finance Corp., TLT Investments Corp., TLT Issue Holdco A Corp., TLT Issue Holdco B Corp., 1761173 Ontario Limited, 2677295 Ontario Limited, 1000919995 Ontario Limited, 1754693 Ontario Limited, PJT Investments Corp., 1000920848 Ontario Limited, PGF Investments Corp., PGF Family Corp., LCC Investments Corp., 1000078931 Ontario Limited, 1000421133 Ontario Limited, LLD Investments Corp., 2806335 Ontario Limited, JRD Investments Corp., 2754783 Ontario Limited, GED Investments Corp., SEG Investments Corp., 1000031857 Ontario Limited, SEG Family Corp., TCM Investments Corp., DYM Investments Corp., BG Investments Corp., ACG Investments Corp., 2775329 Ontario Limited and 2808194 Ontario Limited (each a "Reporting Person" and collectively, the "Reporting Persons").

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the "Trust Company") is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.

As of November 10, 2025, Thomson Investments Limited is the beneficial owner of 313,595,574 Common Shares, representing approximately 70.50% of the outstanding Common Shares. Of those Common Shares, Woodbridge is the beneficial owner of 300,638,534 Common Shares, representing approximately 67.58% of the outstanding Common Shares.

This Amendment No. 23 to Schedule 13D is being filed to report certain information under Item 2, Item 4, Item 5, Item 6, Item 7 and Schedule A (attached as Exhibit 3) hereto. This Schedule 13D amends, restates and updates the amendment to Schedule 13D filed by Woodbridge on April 16, 2024. There has been no material change in the Thomson family's beneficial ownership of Common Shares since then.

## Item 2. Identity and Background
Name of person filing: Thomson Investments Limited, Woodbridge, 1908720 Ontario Limited, 1000706525 Ontario Limited, 1396164 Ontario Limited, 1925124 Ontario Limited, Woodbridge Investments Corporation, KRT Investments Corp., DKRT Family Corp., DKRT Investments Corp., 1000920847 Ontario Limited, MB Finance Corp., TLT Investments Corp., TLT Issue Holdco A Corp., TLT Issue Holdco B Corp., 1761173 Ontario Limited, 2677295 Ontario Limited, 1000919995 Ontario Limited, 1754693 Ontario Limited, PJT Investments Corp., 1000920848 Ontario Limited, PGF Investments Corp., PGF Family Corp., LCC Investments Corp., 1000078931 Ontario Limited, 1000421133 Ontario Limited, LLD Investments Corp., 2806335 Ontario Limited, JRD Investments Corp., 2754783 Ontario Limited, GED Investments Corp., SEG Investments Corp, 1000031857 Ontario Limited, SEG Family Corp., TCM Investments Corp., DYM Investments Corp., BG Investments Corp., ACG Investments Corp., 2775329 Ontario Limited and 2808194 Ontario Limited.
Residence or business address: See Schedule A for the address of each Reporting Person.
Present principal occupation or employment: See Schedule A for certain information as to the executive officers and directors of each Reporting Person.
Criminal convictions in the last five years: To the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Further, to the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
See Schedule A for certain information as to the executive officers and directors of each Reporting Person.

For further explanation of the background of the arrangements relating to ownership of Common Shares, see the "Explanatory Note" above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
See Item 5(c) for a discussion of certain transactions by the Reporting Persons in the Common Shares.

Thomson Investments Limited, Woodbridge and the other Reporting Persons plan to maintain their controlling interest in Thomson Reuters. From time to time, each of the Reporting Persons may acquire or dispose of Common Shares for liquidity and other reasons. Although there are currently no plans or proposals other than with respect to the acquisition or disposition of less than one half of one percent of the outstanding Common Shares for liquidity or other reasons as noted above, the Reporting Persons may consider or develop plans or proposals in the future that relate to items (a) through (j) below. This may include, but not be limited to, increasing or decreasing their investment in Common Shares and/or engagement with Thomson Reuters, other shareholders, advisors or third-parties with respect to Thomson Reuters' strategy, corporate governance including director nominees, capital structure and strategic alternatives.

Except as disclosed herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, their respective directors and executive officers, has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of Thomson Reuters, or the disposition of securities of Thomson Reuters;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomson Reuters;

(c) a sale or transfer of a material amount of assets of Thomson Reuters;

(d) any change in the present Board or management of Thomson Reuters, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Thomson Reuters;

(f) any other material change in Thomson Reuters's business or corporate structure;

(g) changes in the charter, bylaws or instruments corresponding thereto of Thomson Reuters or other actions which may impede the acquisition of control of Thomson Reuters by any person;

(h) causing a class of securities of Thomson Reuters to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Thomson Reuters becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Transactions in the class effected during the past sixty days:
None of the Reporting Persons has effected any transactions in Common Shares during the past 60 days, except as set forth below.

On September 10, 2025, 1396164 Ontario Limited acquired 45,357 Common Shares pursuant to the Thomson Reuters Amended and Restated Dividend Reinvestment Plan (the "DRIP").

On September 30, 2025, (i) SEG Investments Corp. acquired 1,126,634 Common Shares from 1000921264 Ontario Limited and 1000921265 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921264 Ontario Limited and 1000921265 Ontario Limited) in connection with the wind-up and dissolution of each of 1000921264 Ontario Limited and 1000921265 Ontario Limited, respectively; (ii) BG Investments Corp acquired 285,160 Common Shares from 1000921257 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921257 Ontario Limited) in connection with the wind-up and dissolution of 1000921257 Ontario Limited; (iii) ACG Investments Corp acquired 65,299 Common Shares from 1000921253 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921253 Ontario Limited) in connection with the wind-up and dissolution of1000921253 Ontario Limited; and (iv) 2808194 Ontario Limited acquired 287,060 Common Shares from 1000921254 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921254 Ontario Limited) in connection with the wind-up and dissolution of 1000921254 Ontario Limited. As a result of the foregoing transactions, 1000921264 Ontario Limited, 1000921265 Ontario Limited, 1000921257 Ontario Limited, 1000921253 Ontario Limited and 1000921254 Ontario Limited no longer beneficially hold any Common Shares and, therefore, each such person ceased to be a Reporting Person on September 30, 2025.

On September 30, 2025, (i) LCC Investments Corp acquired 2,119,523 Common Shares from 1000921307 Ontario Limited and 1000921309 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921307 Ontario Limited and 1000921309 Ontario Limited), in connection with the wind-up and dissolution of each of 1000921307 Ontario Limited and 1000921309 Ontario Limited, respectively; (ii) 1000421133 Ontario Limited acquired 67,423 Common Shares from 1000921299 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921299 Ontario Limited) in connection with the wind-up and dissolution of 1000921299 Ontario Limited; (iii) 2806335 Ontario Limited acquired 64,585 Common Shares from 1000921297 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921297 Ontario Limited) in connection with the wind-up and dissolution of 1000921297 Ontario Limited; (iv) JRD Investments Corp acquired 287,274 Common Shares from 1000921305 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921305 Ontario Limited) in connection with the wind-up and dissolution of 1000921305 Ontario Limited; and (v) GED Investments Corp acquired 298,675 Common Shares from 1000921303 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921303 Ontario Limited) in connection with the wind-up and dissolution of 1000921303 Ontario Limited. As a result of the foregoing transactions, 1000921307 Ontario Limited,1000921309 Ontario Limited, 1000921299 Ontario Limited, 1000921297 Ontario Limited, 1000921305 Ontario Limited and 1000921303 Ontario Limited no longer beneficially hold any Common Shares and, therefore, each such person ceased to be a Reporting Person on September 30, 2025.

On October 2, 2025, (i) TCM Investments Corp acquired 198,755 Common Shares from 1000921268 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921268 Ontario Limited) in connection with the wind-up and dissolution of 1000921268 Ontario Limited; and (ii) DYM Investments Corp acquired 178,101 Common Shares from 1000921259 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000921259 Ontario Limited) in connection with the wind-up and dissolution of 1000921259 Ontario Limited. As a result of the foregoing transactions, 1000921268 Ontario Limited and 1000921259 Ontario Limited no longer beneficially hold any Common Shares and, therefore, each such person ceased to be a Reporting Person on October 2, 2025.

On November 6, 2025, 1000706525 Ontario Limited, acquired an aggregate of 62,000,000 Common Shares in connection with the wind-up and dissolution of each of the following subsidiaries of 1000706525 Ontario Limited: 1000927194 Ontario Limited, 1000927196 Ontario Limited, 1000927197 Ontario Limited, 1000927200 Ontario Limited, 1000927201 Ontario Limited, 1000927202 Ontario Limited, 1000927205 Ontario Limited, 1000927207 Ontario Limited, 1000927210 Ontario Limited and 1000927211 Ontario Limited (each a "Woodbridge Subsidiary" and collectively, the "Woodbridge Subsidiaries"). As such, as of November 6, 2025, all 62,000,000 Common Shares formerly beneficially owned in the aggregate by the Woodbridge Subsidiaries are now owned by 1000706525 Ontario Limited. No Woodbridge Subsidiary transferred one (1)% or more of the outstanding Common Shares to 1000706525 Ontario Limited pursuant to its wind-up. In addition, because the Woodbridge Subsidiaries no longer beneficially own any Common Shares, each Woodbridge Subsidiary ceased to be a Reporting Person.

As such, this Amendment No. 23 constitutes an exit filing for each Woodbridge Subsidiary and each other entity identified as ceasing or having ceased to be a Reporting Person in this Item 5(c).

None of the executive officers or directors of the Reporting Persons has effected any transactions in Common Shares during the past 60 days, except as set forth below.

On September 15, 2025, Peter J. Thomson, Director and Co Chairman of Woodbridge, acquired 77 Common Shares as compensation for serving as director of Thomson Reuters.

On September 25, 2025, The Nikita Foundation, a charity founded by Peter Thomson and his wife, both of whom sit on the board of directors, sold 25,000 Common Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

A Reporting Person has pledged 96,019 Common Shares to Royal Bank of Canada to secure certain obligations under two demand credit facilities. As such, the current aggregate amount of Common Shares pledged by various Reporting Persons to Royal Bank of Canada to secure obligations under nine demand credit facilities is 2,935,697 Common Shares.

As of November 10, 2025, David K.R. Thomson, Peter J. Thomson and Michael Friisdahl hold 131,817, 17,127 and 461 deferred share units ("DSUs"), respectively, issued to them by Thomson Reuters for compensation for service as a director of Thomson Reuters. Each DSU has the same value as one Common Share, though DSUs do not have voting rights. DSUs accumulate additional units based on notional equivalents of dividends paid on Common Shares. DSUs are fully vested upon grant, but they are only settled in Common Shares or, at the election of Thomson Reuters, in cash, following termination of the director's board service in respect of Thomson Reuters. Any Common Shares delivered to a director of Thomson Reuters in connection with the settlement of DSUs are purchased in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Power of Attorney.

Exhibit 3 - Schedule A.

## Signatures
- THOMSON INVESTMENTS LIMITED: /s/ William Iain Scott, CEO & President (11/10/2025)
- Woodbridge CO LTD: /s/ William Iain Scott, CEO & President (11/10/2025)
- 1908720 ONTARIO LIMITED: /s/ William Iain Scott, CEO & President (11/10/2025)
- 1000706525 ONTARIO LIMITED: /s/ William Iain Scott, CEO & President (11/10/2025)
- 1396164 Ontario Limited: /s/ William Iain Scott, CEO & President (11/10/2025)
- 1925124 Ontario Limited: /s/ William Iain Scott, CEO & President (11/10/2025)
- Woodbridge Investments Corporation: /s/ William Iain Scott, CEO & President (11/10/2025)
- KRT INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- DKRT FAMILY CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- DKRT INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 1000920847 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- MB FINANCE CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- TLT INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- TLT ISSUE HOLDCO A CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- TLT ISSUE HOLDCO B CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 1761173 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 2677295 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 1000919995 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 1754693 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- PJT INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 1000920848 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- PGF INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- PGF FAMILY CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- LCC INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 1000078931 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 1000421133 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- LLD INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 2806335 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- JRD INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 2754783 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- GED INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- SEG INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 1000031857 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- SEG FAMILY CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- TCM INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- DYM INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- BG INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- ACG INVESTMENTS CORP.: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 2775329 ONTARIO LIMITED: /s/ William Iain Scott, Attorney-in-fact (11/10/2025)
- 2808194 ONTARIO LIMITED: /s/ Mark Ellwood, Vice President (11/10/2025)
- 2808194 ONTARIO LIMITED: /s/ Nicole Stiavnicky, Director of Operations & Advisory Services (11/10/2025)